Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 27, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

ExlService Holdings, Inc. – Amendment No. 3

Registration Statement on Form S-1 (File No. 333-121001)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2004, and amended on January 31, 2005 and April 15, 2005.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Owen Pinkerton, dated May 3, 2005 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein (the “Prospectus” or “Amendment No. 3”, as applicable).

On July 1, 2006, the Company completed the acquisition of Inductis, Inc., a provider of consulting and analytics services. The Company has included additional disclosure in Amendment No. 3 regarding this acquisition, including Inductis’ historical audited financial statements for fiscal years 2004 and 2005 and unaudited financial statements for the three months ended March 31, 2006, and unaudited pro forma consolidated financial data for the acquisition.

The Company’s responses to the Staff’s comments are as follows:

ExlService Holdings, Inc.

General

1.	Please note that we will address your April 22, 2005 amended application for confidential treatment in a separate cover letter.

Response to Comment 1

The Company wishes to withdraw its application for confidential treatment with respect to the Statement of Work (the “SOW”), effective as of August 2, 2003, by and between ExlService.com Inc. and Dell Products L.P. (“Dell Products”). The Company regards the SOW as having been made in the ordinary course of the Company’s business. Furthermore, the Company’s business is not substantially dependent on the SOW. The percentage of the Company’s revenues generated by the SOW represented less than 2% of the Company’s total revenues in 2005 and the Company does not regard the SOW as otherwise having been material to its business in 2005. The SOW terminated by its terms on August 2, 2005 and is no longer in effect. Therefore, the Company believes that the SOW is not required to be filed pursuant to Item 601 of Regulation S-K and has deleted the SOW from the list of exhibits to Amendment No. 3.

Our Business—Page 1

2.	We note your response to previous comment 6. Upon reviewing your supplemental support we note that NASSCOM ranks only those companies that are members of their organization. If you intend to refer to yourself as a leader in the industry based on the NASSCOM revenue ranking system, please disclose that the ranking is limited to a pool of other industry players that are NASSCOM members. Supplementally, please advise us as to the membership requirements of NASSCOM and as to the number of companies that provide similar services that are not members of NASSCOM and are not included in the ranking.

Response to Comment 2

The Company believes that it is a leading provider of offshore business process outsourcing services based on rankings issued by several different organizations in addition to the NASSCOM ranking previously identified to the Staff in connection with the filing of Amendment No. 2 to the Registration Statement. These additional rankings were prepared on various bases, not just revenues, and include the following:

•

in July 2006, the Company was ranked as the 17th best managed global outsourcing vendor by the Black Book of Outsourcing, a recent publication regarding the outsourcing industry whose authors, Douglas Brown and Scott Wilson, are unrelated to the Company. The Black Book ranking was developed “based on a survey of 872 outsourcing vendors spread over 63 countries, which survey received responses from 12,755 qualified and sample

ExlService Holdings, Inc.

audited outsourcing purchasers/users and 3,340 outsourcing corporate employees”;

•	the Company was listed as a “major player in outsourcing” in an analysis by Gartner Inc., a global information research and technology company unrelated to the Company, of the “hot players in the global outsourcing business.” The report was referenced in an article entitled “Major Players in Outsourcing” in the January 30, 2006 edition of BusinessWeek magazine;

•	in March 2006, the Company was rated as a “rising star” in the Global Outsourcing 100 list issued by the International Association of Outsourcing Professionals (IAOP), which was formed in early 2005 by a consortium of leading companies involved in outsourcing as customers, providers and advisors and whose global membership includes over 250 organizations from around the world representing a cross-section of industries and functional activities, as reported in a special advertising feature in an April 2006 edition of Fortune magazine;

•	on January 26, 2006, the Company was listed as one of the top 10 best performing business processing outsourcing providers by CMP Media’s Global Services magazine. The list was based on a study conducted by neoIT, an outsourcing advisory firm unrelated to the Company; and

•	in February 2006, the Company was featured in the Top 20 finance and accounting outsourcing providers list published by Finance & Accounting Outsourcing Today (FAO Today) magazine. The list was based on finance and accounting outsourcing revenues, number of finance and accounting transactions processed, number of clients served, and staff size.

These materials demonstrate the Company’s leadership position in the business processing outsourcing sector based not only on revenues but also based on customer and vendor surveys, professional association surveys, potential customer inquiries and other factors such as the size, skills and training of the Company’s work force, the quality of customer service, management’s track record and the Company’s technical and business certifications. As a result, the Company has deleted references to revenues in statements discussing its leadership position based on the support for these statements discussed above. The Company has supplementally provided the Staff, under a separate cover letter, with copies of source information for these materials.

Risk Factors, page 5

3.

We have received your revisions in response to previous comment 10. The comment was meant to elicit greater balance in the summary section, in light of your extensive disclosure regarding your competitive strengths and your business strategy going forward. However, your revisions appear to repeat the minimal disclosure found under the heading “Competitive Weaknesses” found on page 3 rather than provide overall

ExlService Holdings, Inc.

balance to the summary section. Please revise to expand your disclosure here regarding the most material risks facing purchasers in the offering. For example, we note that a large portion of your revenues are derived from contracts that are terminable at will and that your largest shareholders will continue to exert significant influence over your operations following the offering. Please revise to discuss these risks and expand your existing disclosure to briefly explain the risks currently listed.

Response to Comment 3

The Company has revised the Prospectus as requested. See pages 4 and 6 of the Prospectus.

Substantial future sales of shares of our common stock…page 20

4.	We note your response to previous comment 14. Your disclosure that substantial amount of common stock are subject to lock-up agreements that expire in 180 and 360 day periods implies that no sale of those shares will occur prior to the expirations periods under any circumstances. In light of this disclosure, please revise to provide investors with a complete picture of the risk, including that underwriters could waive the lock-up provisions at their discretion prior to the expiration dates. Please also supplementally advise us as to the percentage of your stock, including that held by Oak Hill Partners, that will be subject to the lock-up agreement.

Response to Comment 4

The Company has revised the Prospectus as requested. See page 23 of the Prospectus. Approximately 10,335,788 shares of Series A common stock and Series B common stock, representing approximately 94.3% of the outstanding shares of Series A and Series B common stock of the Company as of July 1, 2006, are expected to be subject to these lock-up agreements. Those shares include all shares of the Company owned by Oak Hill Capital Partners L.P. and its affiliates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 29

5.	Where you discuss the factors that contributed to your growth in revenues from 2003 to 2004, please revise so that your disclosure is consistent with your disclosure under “Results of Operations.” Specifically, it appears that $20 million of the increase is the result of providing services to certain clients for an entire year rather than a partial year.

Response to Comment 5

The Company has revised the Prospectus as requested to clarify in the overview discussion of revenue trends that a significant portion of the Company’s

ExlService Holdings, Inc.

revenues growth between 2003 and 2004 was the result of providing services to new clients gained in 2003 for the entire year in 2004 as compared to part of the year in 2003. See page 37 of the Prospectus.

Executive Compensation

6.	Please revise the table to reflect the options granted to Shiv Kumar in 2004.

Response to Comment 6

The Company has revised the Prospectus as requested. See page 86 of the Prospectus.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Valérie M. Demont
Valérie M. Demont

cc:	Amit Shashank, ExlService Holdings, Inc.
Katy Murray, ExlService Holdings, Inc.
John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Janet L. Fisher, Cleary Gottlieb Steen & Hamilton LLP
Marc Silverman, Ernst & Young, LLP